EVCARCO, INC.
7703 Sand St
  Fort Worth, TX 76118
  (817)595-0710 / (817)595-0755 Fax

Mr. Joe A. Foti	September 4, 2009
United Stated Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	EVCARCO, Inc. Current Statement on Form 8-K Filed August 7, 2009 File No. 333-158293

Dear Mr. Foti

Evcarco,Inc. (“ Evcarco,” the “Company”) responds as follows to your letter dated September 3, 2009 relating to the above-captioned current statement.

Amendment of Form 8-K

As requested, the Company has filed an amendment to Form 8-K (originally filed on 8/7/09) effective September 4, 2009

Re-audit requirement

We are currently in the process of getting our 2008 financial statements re-audited, and will include the updated information in the Form 10-Q for the quarter ending September 30, 2009, and Form 10-K for 2009.

Please do not hesitate to contact Nikolay Frolov/CFO EVCARCO,INC. at (214)-507-0487 or William D. O’Neal at The O’Neal Law Firm. P.C, at (480) 812-5041 if you have any questions.

   Very truly yours,

/s/ Dale Long

Dale Long CEO/President

cc: Bill O’Neal
      The O’Neal Law Firm, P.C.